SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Findexa II AS
(Translation of registrant’s name into English)

Drammensveien 144, 0277 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report contains a press release issued on November 19, 2002, entitled, “Findexa announces financial results for the third quarter ended September 30, 2002.”

Findexa announces financial results for the third quarter ended September 30, 2002

Continued growth, in a challenging media market

Highlights

•                  Pro forma consolidated operating revenue at NOK 1.636m year to date, up 19% from 2001, third quarter up 40% compared to prior year

•                  Revenue influenced by changes in the directory publication calendar and acquisitions / disposals. Organic growth 6,5% year to date

•                  Year to date pro forma operating expenses at 2001 level, before adjustments for timing differences

•                  Growth in year to date pro forma EBITDA of 83% from 2001 to NOK 550m, third quarter up 162% compared to prior year. Organic growth 28% year to date

•                  Year to date consolidated cash flow from operating activities before interest payments up 127% from 2001 to NOK 492m. Third quarter up 160% to NOK 311m

Findexa II AS today announced its unaudited operating and financial results for the third quarter ended September 30, 2002. The highlights of the results are as follows:

Pro Forma Unaudited — Norwegian GAAP	July - September		January - September
(NOK million)	2002	2001	2002	2001

Operating revenue	603,0	431,3	1 635,8	1 376,5
% Growth	39,8%		18,8%
Contribution margin	547,8	382,8	1 466,5	1 218,7
% of Operating revenue	90,9%	88,8%	89,6%	88,5%
% Growth	43,1%		20,3%
EBITDA	235,0	89,7	550,2	301,3
% of Operating revenue	39,0%	20,8%	33,6%	21,9%
% Growth	161,9%		82,6%

Norway:
Operating revenue	492,4	322,7	1 368,1	1 133,2
% Growth	52,6%		20,7%
EBITDA	240,4	128,7	621,6	422,3
% of Operating revenue	48,8%	39,9%	45,4%	37,3%
% Growth	86,7%		47,2%

The third quarter shows significant improvements from prior year both on revenue as well as EBITDA. Behind this development we have three major drivers; timing differences for directories distribution, organic revenue growth and productivity improvements.

Improvements in internal processes has enabled us to distribute directories earlier than in previous years. This has been a focus area for us as it drives improvements on operational cash flow as compared to prior year.

During the year, we have experienced organic growth in core markets and core brands. This has been driven by improvements of customer retention rates, reduced customer credits, price increases as well as volume growth.

Productivity improvements and reduced overhead have resulted in a reduction of overall spending levels from prior year and contributed to a significant EBITDA improvement.

The markets and the changes in the overall economy have however proven to be a challenge. There has been an overall decline in the media markets in countries where we operate, and we believe this has influenced the directories market. The current environment and few signs of improvements have lead us to be careful about 2003 growth expectations. Given this development productivity improvements must continue to be a priority.

Details on results and cash flow are discussed below.

Revenue

Year to date pro forma consolidated operating revenue was up 18,8% to NOK 1.635,8m. Third quarter year on year growth was 39,8%. Excluding timing differences and portfolio changes the organic growth was 6,5% year to date. Both Directories Norway and International Operations contributed positively to this increase.

Norway

Pro forma operating revenue was up 52,6% for the quarter and 20,7% to NOK 1.368,1m year to date.

Timing differences for directories distribution were NOK 176,7m at September 30 and relate mainly to earlier distribution of Bizkit and Telefonkatalogen (one region) than prior year. Adjusted for timing differences revenue growth year to date was 5,1%, driven by price and volume for core brands (+5,6%) as well as reduced customer credits (-20,4%), offset to some extent by other revenues (-16,0%) such as a reduction of volume of directories sold to Telenor and other third parties. This can be illustrated as follows:

Pro Forma Unaudited — Norwegian GAAP (NOK million)	YTD ‘02 Reported Revenue	YTD ‘02 Timing Difference	YTD ‘02 Adjusted Revenue	YTD ‘01 Reported Revenue	Variance (%)

Core Brands	1 333,5	177,8	1 155,8	1 094,1	5,6%
Sales of Directories & Other Revenues	88,9	4,9	83,9	99,9	-16,0%
Total Gross Operating Revenue	1 422,4	182,7	1 239,7	1 194,0	3,8%

Customer Credits	(54,3)	(6,0)	(48,3)	(60,7)	-20,4%
Net Operating Revenue	1 368,1	176,7	1 191,4	1 133,3	5,1%

Customer Credits (% of Gross Revenue)	3,8%	3,3%	3,9%	5,1%

Throughout the year, we have experienced an increasingly challenging market situation. The revenue increase has been achieved through price increases and an increase in the number of customers, however with a decreasing average customer order value. Particularly larger customers are decreasing volume and given our high penetration rate it is getting increasingly difficult to offset this shortfall through customer acquisition.

International

Pro forma operating revenue was up 1,9% for the quarter and 10,0% to NOK 267,7m year to date.

Adjusting for timing differences in directory distribution as well as portfolio changes (acquisition of Annuaire Phone Edition Holding SA in France first half of 2001 and discontinuation of our Spanish operations) the International operations show an organic growth of 15,3% year to date, measured in NOK. Organic growth measured in local currencies was around 23%.

As in previous quarters, growth is particularly strong in Finland and Russia. Our markets in Central Europe (Poland and Baltics) have been challenging with no revenue growth year to date, adjusted for timing differences. Also, the French market has proven to be difficult this year with no growth, excluding the effect of acquisitions.

Operating Expenses

Total pro forma operating expenses, adjusted for timing differences on directories distribution, is down both for the quarter as well as year to date. Both Norway and International operations are recording reductions in year to date spending levels.

Norway shows an increase in year to date spending of NOK 17,2m. Adjusting for timing differences we had a decrease of NOK 26,8m (4,3%). Overhead, consultants and hired personnel as well as bad debt charges drive the decrease. For the quarter, there is an increase of NOK 43,6m in spending as compared to third quarter of the prior year, of which NOK 39,8m relates to timing differences. The remaining increase is driven by an increase in bad debt reserves. Although we so far have seen no increase in incurred losses as well as no significant deterioration of accounts receivable aging we have increased the reserves given the overall economic situation in Norway. We have a strong focus on credit and collection and will re-evaluate the reserve at year end.

International operations had a spending decrease for the quarter of NOK 23,7m or 19,7% as compared to prior year. Year to date spending is below prior year with NOK 18,3m or 6,1%. The decrease is driven by a net effect of portfolio changes and overall cost reductions, partially offset by timing differences.

EBITDA

Consolidated pro forma EBITDA was at NOK 235,0m for the quarter, which is NOK 145,3m or 162,0% above prior year. Year to date EBITDA was at NOK 550,2m, which is NOK 248,9m or 82,6% above prior year. Adjusted for portfolio changes and timing differences, the year to date EBITDA improvement is NOK 98,6m. This improvement compares with an adjusted revenue increase of NOK 85,7m. Overall the trend from previous quarters continues with higher revenues combined with reduced costs as compared to prior year.

Norway had an increase in EBITDA of NOK 199,3m, or 47,2%, year to date as compared to the same period last year. Adjusted for timing differences, the increase was 20,1%. Third quarter increase in EBITDA, adjusted for timing differences, was 14,4%.

International operations reduced the loss for the quarter with 86,2% to NOK 5,4m. Year to date the loss was NOK 71,4m, which is 41,0% below prior year. For the quarter, we recorded positive EBITDA in Central and Eastern Europe, while Western Europe was in a loss position.

Financial items

Net financial items year to date was a cost of NOK 318,5m. Included in this cost are non-cash based interest expenses of NOK 160,5m and unrealised foreign currency gains on senior loans of NOK 108,8m.

Cash Flow

Year to date consolidated cash flow from operating activities, before interest payments of NOK 232,2m, was NOK 491,6m (Norway: NOK 541,3m), up NOK 275,0m, or 127,0%, from prior year. The improvement is driven both by EBITDA and working capital changes. Working capital improved with NOK 201,5m during the first three quarters, of which NOK 207,2m relates to the release of purchase accounting adjustments. For the third quarter, cash flow from operating activities before interest payments of NOK 108,5m was NOK 310,8m (Norway: NOK 283,3m). Working capital improvement, adjusted for the release of purchase accounting adjustments of NOK 20,2m, was NOK 80,5m.

Net change in cash and cash equivalents for the quarter was NOK 143,4m (Norway: NOK 120,0m) after scheduled repayment for the senior credit facility of NOK 50,0m. There has been a cash transfer of NOK 10,0m from Norway (Restricted Group) to International in the quarter, driving the year to date transfer to NOK 30,0m.

Cash position at the end of the quarter was NOK 443,2m (Norway: NOK 398,7m). In addition, the company has an unused revolving credit facility of NOK 400m.

Outlook for 2002

Changes in distribution of directories have moved NOK 176,7m (Norway) of revenue from the fourth to the third quarter as compared to 2001. As a result, we expect our unadjusted fourth quarter EBITDA to be significantly lower than the fourth quarter of 2001. We expect a pro forma EBITDA for the total year to be around 25-27% of revenue.

Weak trends in Findexa’s core markets have led the company to revise its current provision for bad debts, and to lower its revenue growth expectations for 2003 to below the current growth rate. As a consequence, the company is continuing to focus on productivity improvements.

Note to pro forma adjustments

In connection with the purchase price allocation for the acquisition of Findexa AS by TPG, printed directories in progress were increased to fair value as of the purchase date to include profit for the completed portion of each directory. As a result, gross profit during the successor periods will be less than during the predecessor periods until those directories have been distributed. Deferred revenue at the time of acquisition was reduced to reflect the present value of the costs to provide the related services plus a profit margin. As a result, profit during the successor period will be less than the predecessor period. For the first three quarters these adjustments resulted in a decrease in revenue of NOK 36,0m (Q3: NOK 5,7m) and an increase in operating expenses of NOK 171,2m (Q3: NOK 14,5m). The pro forma income statement reflects adjustments for the first three quarters of 2002 to remove the one-time effects of these purchase accounting adjustments.

SEC Filing and further information

Findexa will, at November 26, file its financial results together with an operating and financial review under Form 6-K with the SEC. The Form 6-K, as well as this press release, may be accessed at:

www.huginonline.no/FIND.

For further information please contact:

Erik Dahl

Chief Financial Officer

Tel: +47 22 77 11 02

Mobile: +47 970 06 560

Email: erik.dahl@findexa.no

CONSOLIDATED INCOME STATEMENT — PRO FORMA

Unaudited — Norwegian GAAP (NOK million)	July - September		January - September
	2002	2001	2002	2001

Operating revenue	603,0	431,3	1 635,8	1 376,5
Gain on disposal of fixed assets and operations	0,1	0,1	0,3	10,5
Total revenue	603,1	431,4	1 636,1	1 387,0

Cost of materials and printing	55,2	48,6	169,6	168,3
Contribution margin	547,8	382,8	1 466,5	1 218,7

Salaries and personnel costs	147,1	135,6	461,6	428,9
Other operating expenses	162,7	141,9	451,5	472,9
Impairment of fixed assets	3,1	15,6	3,1	15,6
Total expenses	312,9	293,1	916,3	917,4

EBITDA	235,0	89,7	550,2	301,3

NORWAY

Operating revenue	492,4	322,7	1 368,1	1 133,2
Gain on disposal of fixed assets and operations	0,0	0,0	0,0	10,3
Total revenue	492,4	322,8	1 368,1	1 143,6

Cost of materials and printing	35,7	21,3	111,3	103,3
Contribution margin	456,7	301,5	1 256,8	1 040,3

Salaries and personnel costs	96,1	74,8	312,9	282,8
Other operating expenses	120,2	82,3	322,3	319,6
Impairment of fixed assets	0,0	15,6	0,0	15,6
Total expenses	216,3	172,7	635,2	618,0

EBITDA	240,4	128,7	621,6	422,3

INTERNATIONAL

Operating revenue:
Western Europe	32,2	29,6	141,4	118,6
Central Europe	39,3	44,0	50,6	55,5
Eastern Europe	39,1	34,9	75,7	69,2

Operating revenue	110,6	108,5	267,7	243,3
Gain on disposal of fixed assets and operations	0,1	0,1	0,3	0,1
Total revenue	110,7	108,6	268,0	243,4

Cost of materials and printing	19,5	27,3	58,3	65,0

Contribution margin	91,1	81,3	209,7	178,4

Salaries and personnel costs	51,0	60,8	148,7	146,1
Other operating expenses	42,4	59,6	129,2	153,3
Impairment of fixed assets	3,1	0,0	3,1	0,0
Total expenses	96,6	120,3	281,1	299,4

EBITDA	(5,4)	(39,0)	(71,4)	(121,0)

CONSOLIDATED BALANCE SHEET

Unaudited — Norwegian GAAP	September 30, 2002		December 31, 2001
(NOK million)	Cons	Norway	Cons.	Norway

ASSETS
Intangible assets	5 595,3	4 866,5	5 986,1	5 186,3
Tangible assets	39,2	25,2	53,2	31,6
Financial assets	47,8	630,7	44,6	563,1
Total fixed assets	5 682,4	5 522,4	6 083,9	5 781,1

Inventories and work in progress	13,7	3,5	74,3	41,6
Current receivables	650,1	493,7	663,6	434,3
Cash and cash equivalents	443,2	398,7	336,5	273,5
Total current assets	1 107,0	895,9	1 074,5	749,3

Total assets	6 789,3	6 418,3	7 158,4	6 530,4

EQUITY AND LIABILITIES

Total equity	533,3	496,7	850,7	495,1

Liabilities
Provisions	581,7	560,5	685,5	644,0
Long-term interest-bearing liabilities	4 908,3	4 900,0	4 828,3	4 819,4
Total long-term liabilities	5 489,9	5 460,5	5 513,8	5 463,4
Short-term interest-bearing liabilities	20,6	0,0	75,1	75,0
Short-term non-interest-bearing liabilities	745,5	461,1	718,8	496,9
Total short-term liabilities	766,1	461,1	793,9	571,9

Total equity and liabilities	6 789,3	6 418,3	7 158,4	6 530,4

CAPEX	13,6	4,5	85,6	62,4

CONSOLIDATED INCOME STATEMENT — UNADJUSTED

Unaudited — Norwegian GAAP	July - September		January - September
(NOK million)	2002	2001	2002	2001

Pro Forma EBITDA	235,0	89,7	550,2	301,3

Adjustments:
Total revenue	(5,7)	0,0	(36,0)	0,0
Total expenses	(14,5)	0,0	(171,2)	0,0
Unadjusted EBITDA	214,7	89,7	343,0	301,3

Depreciation and amortization	159,7	21,2	477,2	58,2
EBIT / Operating profit (loss)	55,0	68,5	(134,3)	243,2
Income / (loss) from associated companies	1,4	(8,2)	3,5	(6,4)
Net financial items	(122,7)	(2,2)	(318,5)	19,5
Income before taxes	(66,4)	58,0	(449,3)	256,2

Taxes	15,1	(18,7)	102,2	(82,3)
Minority interest	(1,7)	(1,5)	0,1	(1,3)
Net profit / (loss)	(52,9)	37,9	(347,0)	172,6

CONSOLIDATED CASH FLOW

Unaudited — Norwegian GAAP	July - September		January - September
(NOK million)	2002	2001	2002	2001

Cash flow from operating activities
Income (loss) before taxes	(66,4)	58,0	(449,3)	256,2
Taxes paid	(17,5)	(1,4)	(24,9)	(9,4)
Depreciations, amortizations and impairments	164,1	36,8	489,7	73,8
Other Items	21,3	13,3	42,5	33,7
Cash flow from operating activities before working capital changes	101,5	106,8	57,9	354,3

Working Capital Changes	100,7	12,6	201,5	(137,6)
Net cash flow from (used in) operating activities	202,3	119,4	259,4	216,6

Cash flow from investment activities
Net cash paid on acquisitions	(6,6)	0,0	(88,0)	(119,4)
Net purchase and proceeds from other investments	(7,3)	(29,9)	(8,9)	(71,2)
Net cash flow from investment activities	(13,9)	(29,9)	(96,9)	(190,6)

Cash flow from financing activities
Net change in loans	(44,6)	(17,4)	(53,3)	(16,6)
Payment of group contribution (dividend to shareholder)	0,0	0,0	0,0	(481,0)
Net cash flow from (used in) financing activities	(44,6)	(17,4)	(53,3)	(497,6)

Effect on cash and cash equivalents of changes in foreign exchange rates	(0,3)	(0,0)	(2,5)	(0,4)

Net change in cash and cash equivalents	143,4	72,0	106,7	(472,0)

Cash and cash equivalents at beginning of period	299,8	109,8	336,5	653,9

Cash and cash equivalents at period end	443,2	181,9	443,2	181,9

CASH FLOW BY SEGMENT

Unaudited — Norwegian GAAP	July - Sept 2002		Jan - Sept 2002
(NOK million)	Norway	Int’l	Norway	Int’l

Cash flow from operating activities
Income (loss) before taxes	(16,9)	(49,5)	(232,7)	(216,6)
Taxes paid	(16,8)	(0,7)	(16,8)	(8,1)
Depreciations, amortizations and impairments	141,5	22,5	421,7	68,0
Other Items	18,3	3,1	39,6	2,9
Cash flow from operating activities before working capital changes	126,1	(24,6)	211,7	(153,8)

Working Capital Changes	48,7	52,0	97,4	104,1
Net cash flow from (used in) operating activities	174,8	27,5	309,1	(49,7)

Cash flow from investment activities
Net cash paid on acquisitions	7,0	(13,6)	(74,4)	(13,6)
Net purchase and proceeds from other investments	(1,8)	(5,5)	(4,5)	(4,4)
Net cash flow from investment activities	5,2	(19,1)	(78,9)	(18,0)

Cash flow from financing activities
Net change in loans	(60,0)	15,4	(105,0)	51,7
Payment of group contribution (dividend to shareholder)	0,0	0,0	0,0	0,0
Net cash flow from (used in) financing activities	(60,0)	15,4	(105,0)	51,7

Effect on cash and cash equivalents of changes in foreign exchange rates	0,0	(0,3)	0,0	(2,5)

Net change in cash and cash equivalents	120,0	23,4	125,2	(18,5)

Cash and cash equivalents at beginning of period	278,7	21,1	273,5	63,0

Cash and cash equivalents at period end	398,7	44,5	398,7	44,5

FINANCING — CONSOLIDATED

Unaudited — Norwegian GAAP	July - September		January - September
(NOK million)	2002	2001	2002	2001

Financial Items
Non-Cash based interest expenses	(53,9)	0,0	(160,5)	0,0
Cash based interest expenses senior loans	(80,2)	0,0	(243,2)	0,0
Foreign currency income / (loss) on long term loans	12,7	0,0	108,8	0,0
Other financial items	(1,3)	(2,2)	(23,6)	19,5
Net financial items	(122,7)	(2,2)	(318,5)	19,5

Long Term Loans
Senior Credit Agreement			2 225,0
High Yield Bond			1 064,7
Deferred Coupon Notes			217,9
Shareholder Loan			1 219,0
Total long term loans			4 726,5	0,0

OPERATIONAL DATA — NORWAY

Unaudited — Norwegian GAAP	July - September		January - September
(NOK million)	2002	2001	2002	2001

Revenue by Brand
Yellow Pages	216,9	150,8	741,2	655,6
White / Pink Pages	84,3	58,6	288,3	254,9
Other	210,7	130,2	393,0	283,5
Gross operational revenue	511,9	339,6	1 422,4	1 194,0

Customer credits
Customer credits	(19,6)	(16,9)	(54,3)	(60,7)
Net operational revenue	492,4	322,7	1 368,1	1 133,2
Customer credits (% of gross operational revenue)	3,8%	5,0%	3,8%	5,1%

Bad debt expense
Bad debt expense	14,2	4,4	32,5	33,3
Bad debt (% of net operational revenue)	2,9%	1,4%	2,4%	2,9%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: November 20, 2002	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer